SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

   (Mark One)

       X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

                            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 000-08467

   A. Full title of the plan and address of the plan, if different from that of the issuer named below:

WESBANCO, INC. KSOP

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WESBANCO, INC.
1 Bank Plaza
Wheeling, WV 26003

WesBanco, Inc. KSOP

Financial Statements
and Supplemental Schedule

December 31, 2016 and 2015 and Years Ended December 31, 2016 and 2015

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESBANCO, INC. KSOP

Date: June 26, 2017                              /s/ Robert H. Young
Robert H. Young
Executive Vice President and
Chief Financial Officer

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

WesBanco, Inc. KSOP
December 31, 2016 and 2015
with Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Board of Directors of WesBanco, Inc

We have audited the accompanying statements of net assets available for benefits of WesBanco, Inc. KSOP as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of WesBanco, Inc. KSOP at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of WesBanco, Inc. KSOP's  financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
June 26, 2017

WesBanco, Inc. KSOP
Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
ASSETS
Investments at fair value	$92,202,070	$81,942,093

Receivables:
Contributions receivable - Employee	145,187	81,398
Contributions receivable - Employer	78,557	44,787
Loans to participants	3,302,323	3,002,012
Accrued dividends	135,457	138,631
Total receivables	3,661,524	3,266,828

Total assets	95,863,594	85,208,921

LIABILITIES	-	-

Net assets available for benefits	$95,863,594	$85,208,921

See accompanying notes to the financial statements.

WesBanco, Inc. KSOP
Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
	2016	2015
ADDITIONS
Investment income:
Interest and dividends	$ 2,984,526	$ 3,842,448
Net appreciation (depreciation) in fair value of investments	8,765,240	(5,476,972)
Total investment income (loss)	11,749,766	(1,634,524)

Interest income on loans to participants	95,991	79,300

Contributions:
Employer	2,786,090	2,494,007
Employee	5,301,706	8,154,063
Total contributions	8,087,796	10,648,070

Total additions	19,933,553	9,092,846

DEDUCTIONS
Distributions to participants	9,182,002	7,953,442
Other expense	96,878	7,222

Total deductions	9,278,880	7,960,664

Net increase	10,654,673	1,132,182

Net assets available for benefits:
Beginning of year	85,208,921	84,076,739

End of year	$ 95,863,594	$ 85,208,921

See accompanying notes to the financial statements.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2016 and 2015

Note 1 – Description of the Plan

WesBanco, Inc. ("WesBanco" or the "Company") is a bank holding company offering a wide range of financial services, including customary banking services, trust and investment management, insurance and brokerage services, through offices located in West Virginia, southern and central Ohio, western Pennsylvania, north central Kentucky, and southern Indiana.

The following brief description of the WesBanco, Inc. KSOP (the "Plan") is provided for general information purposes only.  Participants should refer to the Plan Agreement and Summary Plan Description for more complete information.  The Plan is administered by a committee comprised of employees and directors appointed by the Board of Directors of WesBanco.  The Plan includes an employee stock ownership plan ("ESOP") and a contributory 401(k)-profit sharing plan.  PNC Bank, N.A. ("PNC" or "Trustee") is the trustee and record-keeper of the Plan.  Trustee fees may be paid by the Plan or WesBanco, the Plan Sponsor, at the discretion of WesBanco.

Employee Stock Ownership Plan – Employer contributions to the ESOP are made in an amount determined by the Board of Directors.  For any year in which the ESOP has a loan outstanding, the contribution may be no less than is needed to pay the required principal and interest on the loan for that year, net of dividends received on unallocated common stock.  There were no ESOP loans outstanding at December 31, 2016 and 2015.  The ESOP makes contributions to the participants who complete 1,000 hours of service during the plan year and who are actively employed on December 31. Contributions and forfeitures are allocated to participants in proportion to each participant's compensation but cannot exceed the lesser of $53,000 or 100% of such participant's compensation during the plan year.

Participants' interests in the ESOP are fully vested after five years of service.  Distributions to participants who have left employment of the Company or their beneficiaries may be paid in either cash or stock in a lump-sum or installments over a period that the participant selects, within certain plan restrictions.  Generally, terminations of employment prior to completion of five years of service for reasons other than death, normal retirement or permanent disability result in forfeiture.  Forfeitures of terminated non-vested account balances at December 31, 2016 and 2015 totaled $2,239 and $2,695, respectively.  No employer ESOP contributions were made for the years ended December 31, 2016 and 2015.

401(k) – The 401(k) provides for salary deferral and matching employer contributions.  An employee who has completed 60 days of service after attaining 21 years of age shall be eligible to become a participant of the 401(k) the first day of each calendar month.  Eligible employees can invest the employee deferral, employer matching and employee rollover contribution among funds that are made available by the Plan Administrator.  A participant's interest is 100% vested in the employee deferral, employer matching and rollover accounts upon becoming eligible to participate

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2016 and 2015

Note 1 – Description of the Plan (continued)

in the 401(k). Employer matching contributions may be paid to the Plan in cash or shares of WesBanco, Inc. common stock, as determined by the Board of Directors. Participants may redirect any employer matching contributions made in common stock into other registered investment funds. For the years ended December 31, 2016 and 2015, the matching contributions were equal to 100% of the first 3% of compensation deferred and 50% of the next 2% of compensation deferred and were paid in cash.  The amount of the contribution per employee did not exceed the $53,000 total contribution amount (employees' salary deferrals plus employer's matching contributions) permitted by federal law.

Each participant's account is credited with the participant's contributions and Company matching and ESOP contributions, if any, as well as allocations of Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

The Plan includes provisions authorizing loans from the Plan to active eligible participants.  The minimum loan amount is $1,000 while the maximum loan is determined by the available loan balance which is restricted to the lesser of $50,000 or 50% of the participant's vested account balance.  A participant may have two loans outstanding at any given time.  Loans are evidenced by promissory notes and are repayable over a period not to exceed five years, except loans to purchase a principal residence, which must be repaid over a period not to exceed ten years.  Loans bear an interest rate commensurate with the prevailing rate charged by commercial lenders in the business of making similar type loans.  Loans outstanding at December 31, 2016 had interest rates between 3.25% and 4.25% with maturities through August 2026.

Upon separation from service with the Company, a participant may elect to receive a payment in a lump sum, equal annual installments, or a combination of both. If the total value of a participant's vested account balance is $1,000 or less, a lump sum distribution will be paid as soon as administratively possible. If the total value of a participant's vested account balance is greater than $1,000 but not greater than $5,000 at employment termination before age 65 and a participant does not elect to receive a distribution, the participant's account will be transferred to an IRA designated by the Company. Hardship distributions can be made from a participant's employee deferral account with approval by the Plan Administrator, if specific criteria are met.

Legal, accounting and other administrative fees are paid at the discretion of the Plan Sponsor by the Plan or the Plan Sponsor.  Expenses relating to the purchase, sale, or transfer of the Plan's investments are charged to the particular investment fund to which the expense relate.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2016 and 2015

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation – The financial statements of the Plan are prepared on an accrual basis except for distributions to participants that are recorded when paid.  Purchases and sales of securities are accounted for as of the trade date.  Interest and dividend income is recorded as earned.

Payment of Benefits – Benefits are recorded when paid.

Valuation of Investments and Income Recognition – Purchases and sales of securities are accounted for as of the trade date. Interest and dividend income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year. The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for further discussion and disclosures related to fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year.  Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule.  Actual results could differ from those estimates.

Plan Termination – Although it has not expressed any intent to do so, WesBanco has the right to amend or terminate the Plan at any time.  In the event that the Plan is completely or partially terminated or WesBanco determines it will permanently discontinue making contributions to the Plan, all property then credited to the participants' accounts will immediately become fully vested and non-forfeitable.  The Trustee will be directed to either continue to hold the property in the participants' accounts in accordance with provisions of the Plan or distribute to such participants all property allocated to their accounts.

Loans to Participants – Loans to participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans can either be charged a late fee or be called due to a default of payment in principal and interest, at which time the participant loan would be reclassified as a distribution based upon the terms of the Plan.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2016 and 2015

Note 2 – Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements – In August 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (ASU 2014-15)." ASU 2014-15 defines management's responsibility to evaluate whether there is a substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. In connection with preparing financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an organization's ability to continue as a going concern within one year after the date that the financial statements are issued. ASU 2014-15 is effective for fiscal years ending after December 15, 2016. Management has performed this assessment as of the date these financial statements were issued and no going concern uncertainties were identified.

Note 3 – Party-in-Interest Transactions

Certain Plan investments are shares of a money market fund managed by PNC. PNC is the trustee as defined by the Plan and, therefore, transactions involving these investments qualify as party-in-interest transactions.

Legal, accounting and other administrative fees are paid at the discretion of the Plan Sponsor by the Plan or the Plan Sponsor. Effective April 1, 2016, the administrative fee structure of the Plan was changed, whereby revenue from the Plan's funds is returned to the Plan from which the trustee of the Plan is paid a per participant fee. Revenue returned to the Plan was $100,480 and per participant fees were $89,720 for the year ended December 31, 2016.  Revenue returned to the Plan and the per participant fees are included in interest and dividends and other expense, respectively, on the Statements of Changes in Net Assets Available for Benefits. WesBanco Bank, Inc., a subsidiary of the Company, provides investment advisory services for the WesMark Funds, a mutual fund family. The Plan is administered by the Plan Sponsor.  In addition, the Plan holds common shares of WesBanco, Inc., the Plan Sponsor, that paid dividends to the Plan totaling $516,647 and $490,155 for the years ended December 31, 2016 and 2015, respectively. The Plan also invests in certain WesMark Funds that paid dividends to the Plan totaling $287,961 and $252,571 for the years ended December 31, 2016 and 2015, respectively.

Note 4 – Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated November 7, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status.The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2016 and 2015

Note 4 – Income Tax Status (continued)

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 5 – Fair Value Measurement

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurement and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lower priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 - Valuations are based on unadjusted quoted prices in an active market for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Valuations are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Valuations are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value.

Registered Investment Companies and equity securities:  The fair value of registered investment companies is stated at the net asset value ("NAV") as reported by the funds on

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2016 and 2015

Note 5 – Fair Value Measurement (continued)

    the last business day of the plan year. Equity securities are valued at the closing price reported on the active market on which the individual securities are traded.

Money market fund: Valued at NAV as reported by the funds on the last business day of the plan year.

FASB provides investors with a practical expedient for measuring the fair value of investments in certain entities that calculate NAV. The practical expedient enables an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment.

As a practical expedient, fair value of the money market fund is valued at the NAV as determined by the custodian of the fund and is tracked on a unitized basis. Unitizing the money market fund allows for daily trades. The money market fund includes short-term United States dollar denominated money market instruments. The money market fund can be redeemed at its NAV measurement date as there are no significant restrictions on the ability of participants to sell this investment. The application of the practical expedient did not have a material effect on the Plan's fair value measurements.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2016 and 2015

Note 5 – Fair Value Measurement (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value:

	Assets at Fair Value as of December 31, 2016
	Total	Level 1	Level 2	Level 3

Registered investment companies	$63,564,838	$ 63,564,838	$ -	$ -
Equity securities	21,887,079	21,887,079	-	-
Investments measured at net asset value(1)	6,750,153	-	-	-
Total investments at fair value	$92,202,070	$ 85,451,917	$ -	$ -

	Assets at Fair Value as of December 31, 2015
	Total	Level 1	Level 2	Level 3

Registered investment companies	$59,140,496	$ 59,140,496	$ -	$ -
Equity securities	16,609,271	16,609,271	-	-
Investments measured at net asset value(1)	6,192,326	-	-	-
Total investments at fair value	$81,942,093	$ 75,749,767	$ -	$ -

(1) Certain investments measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The Plan did not hold any Level 2 or Level 3 assets at December 31, 2016 and 2015.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2016 and 2015

Note 6 – Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2016 and 2015 to the Form 5500:

	December 31,
	2016	2015
Net assets available for benefits per the financial
statements	$ 95,863,594	$ 85,208,921
Less: Amount allocated to withdrawing participants	(193,553)	(195,228)
Net assets available for benefits per Form 5500	$ 95,670,041	$ 85,013,693

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2016 and 2015 to the Form 5500:

For the year ended
December 31, 2016
Benefits paid to participants per the financial statements	$ 9,182,002
Add: Amounts allocated to withdrawing participants at December 31, 2016	193,553
Less: Amounts allocated to withdrawing participants at December 31, 2015	(195,228)
Benefits paid to participants per the Form 5500	$ 9,180,327

For the year ended
December 31, 2015
Benefits paid to participants per the financial statements	$ 7,953,442
Add: Amounts allocated to withdrawing participants at December 31, 2015	195,228
Less: Amounts allocated to withdrawing participants at December 31, 2014	(119,769)
Benefits paid to participants per the Form 5500	$ 8,028,901

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but not yet paid as of that date.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2016 and 2015

Note 7 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

WesBanco, Inc. KSOP
EIN #55-0571723     Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at Year End)
December 31, 2016

	Description of		Identity of Issue, Borrower, Lessor,		Current
	Investment		or Similar Party	Cost	Value

			Registered Investment Companies
	201,508	shares	American Balanced R4	**	$ 4,989,344
	523,938	shares	American Century Equity Income	**	4,615,897
	74,240	shares	American EuroPacific Growth R4	**	3,285,112
	114,183	shares	American Growth Funds of America R4	**	4,760,297
	62,139	shares	American Small Cap World R4	**	2,835,392
	96,637	shares	BlackRock GNMA Service	**	931,582
	16,551	shares	BlackRock S&P 500 Stock Fund	**	4,419,555
	220,864	shares	BlackRock Total Return Fund	**	2,559,812
	98,848	shares	Federated Total Return Government Bond	**	1,060,644
	189,063	shares	Fidelity Advisor Small Cap A	**	4,889,172
	85,767	shares	T. Rowe Price Growth Stock	**	4,477,046
	78,924	shares	T. Rowe Midcap Value	**	2,283,269
	68,036	shares	T. Rowe Price Target Retirement 2010 Fund	**	1,180,419
	245,379	shares	T. Rowe Price Target Retirement 2020 Fund	**	5,008,192
	184,043	shares	T. Rowe Price Target Retirement 2030 Fund	**	4,146,495
	114,620	shares	T. Rowe Price Target Retirement 2040 Fund	**	2,660,319
	178,035	shares	T. Rowe Price Target Retirement 2050 Fund	**	2,339,380
	12,577	shares	T. Rowe Price Target Retirement 2060 Fund	**	127,528
*	132,986	shares	WesMark Bond Fund	**	1,308,587
*	285,548	shares	WesMark Growth Fund	**	4,959,975
*	54,566	shares	WesMark Small Company Growth Fund	**	726,821
			Total Registered Investment Companies		$ 63,564,838

			Money Market Funds
*	5,764,435	units	PNC Money Market Service Class
			Unitized Trust	**	$ 6,750,153

			Equity Securities
*	511,117	shares	WesBanco, Inc. Common Stock	**	$ 21,887,079

			Participant Loans
*			Loan Account (interest rates between 3.25%
			and 4.25 % with maturities through August 2026)		$ 3,302,323

	* Party-in-interest
	** Participant-directed investment, cost not required.

EXHIBIT INDEX

Exhibit No. Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm